*KW 3/15

BB

UNITED STATES
SECURITIES AND EXCHANGE CO
Washington, D.C. 20549

11020050

VAL
3235-0123
April 30, 2013
Estimated average burden
hours per response.......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Sect

MAR 01 2011

Washington, DC
110

SEC FILE NUMBER
8-53560

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **HighTower Securities, LLC**

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 W. Monroe Street, Suite 2300
(No. and Street)

Chicago (City) **Illinois** (State) **60661** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert S. Pagliuco, CFO 312-962-3810
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Drive, Suite 800 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/31

OATH OR AFFIRMATION

I, Robert S. Pagliuco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HighTower Securities, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public Feb. 21, 2011

NANCY J SIMENSON
MY COMMISSION EXPIRES
MARCH 26, 2013

NOTARY PUBLIC OFFICIAL SEAL STATE OF ILLINOIS

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Managing Member
HighTower Securities, LLC
Chicago, Illinois

We have audited the accompanying statement of financial condition of HighTower Securities, LLC (the Company) as of December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HighTower Securities, LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Chicago, Illinois
February 25, 2011

HighTower Securities, LLC

Statement of Financial Condition
December 31, 2010

Assets	
Cash	$ 1,044,173
Deposits with clearing brokers	225,094
Receivables from clearing brokers	2,622,112
Other assets	177,603
Total assets	$ 4,068,982
Liabilities and Member's Equity	
Due to affiliates	$ 237,845
Accounts payable and accrued expenses	76,194
Total liabilities	314,039
Member's equity	3,754,943
Total liabilities and member's equity	$ 4,068,982

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: HighTower Securities, LLC (the Company) is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of HighTower Holding, LLC (the Parent).

The Company is in the business of providing full-service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to a clearing agreement between the Company and its clearing brokers, National Financial Services, LLC and JP Morgan Clearing Corp., all securities transactions are cleared on a fully disclosed basis.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and, accordingly, is exempt from the remaining provisions of that rule, including the requirement to make the reserve computations under Rule 15c3-3. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the broker-dealer who carries no margin accounts promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as Special Account for the Exclusive Benefit of Customers of the Company.

A summary of the Company's significant accounting policies follows:

Accounting policies: The Company follows accounting standards established by the Financial Accounting Standards Board (the FASB) to ensure consistent reporting of financial condition, results of operations and cash flows.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: The Company earns commission revenues from customer transactions in options, stock, mutual funds and fixed income securities. Commission revenues and related brokerage and clearing costs are recognized on a trade-date basis as securities transactions occur. Fee income consists primarily of income generated by fees on customer assets on deposit with a clearing broker. Fee income is recorded when earned.

Interest income consists primarily of income generated by cash deposits held in accounts by the clearing brokers. Interest income is recorded when earned.

The Company also receives commission payments and asset management fees for client transactions in non-brokerage accounts which are included in other brokerage related revenues on the statement of income. These include insurance products, variable annuities, 401(k) and 529 Plans, and mutual funds. Revenue is recorded when earned.

Note 1. Nature of Business and Significant Accounting Policies (Continued)

Fair value of financial instruments: The Company's financial instruments including cash, deposits with clearing organizations, payables, and due to affiliates are carried at amounts which approximate fair value.

Income taxes: The Company is organized as a single-member limited liability company and its taxable income is reported by the Parent. Therefore, there is no tax expense or benefit recorded by the Company.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority.

The Company is not subject to examination by U.S. federal or state taxing authorities for tax years before 2007. For the year ended December 31, 2010, the Company has no uncertain tax positions, and accordingly, has not recorded a liability for the payment of interest or penalties.

Note 2. Deposits with and Receivables from Clearing Brokers

At December 31, 2010, deposits with clearing brokers includes cash deposits totaling $225,094 that are required to be maintained in accordance with the Company's clearing broker agreements.

Receivables from clearing brokers on the statement of financial condition consist of cash and amounts due to the Company from its clearing brokers for commissions and fees earned by the Company.

Note 3. Related Parties

At December 31, 2010, included in the amount due to affiliates is $236,470 due to the Company's Parent. This amount relates to certain shared expenses in accordance with an Expense Sharing Agreement dated February 12, 2010. The Expense Sharing Agreement provides for the Parent to provide certain services to the Company. The Company is allocated an amount equal to the cost of the expenses incurred in connection with providing these services.

Included in due to affiliates is an amount due to an affiliated entity in the amount of $1,375 that represents advisory fees collected by the Company on behalf of such affiliate.

Note 4. Off-Balance Sheet Risk, Concentration of Credit Risk, Commitments, Contingencies and Indemnifications

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreement with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

At December 31, 2010, cash included a minimum balance requirement of $100,000 as security for an irrevocable letter of credit issued as collateral for a STAMP Surety Bond required for performing signature and medallion guarantees for the transfer of certain assets and documents on behalf of its customers.

In the ordinary course of business, the Company may be subject to various legal matters. One current matter outstanding is in its early stages and the Company believes that the claims against it are without merit. The Company believes that the outcome of any such matters, individually or in the aggregate, if unfavorable, would not have a material adverse effect on the results of its operations, financial position, cash flows, or business.

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing brokers, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Additionally, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligations under these indemnifications to be remote.

Note 5. Net Capital Requirements

The Company is a broker-dealer subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of 6-2/3% of aggregate indebtedness, or $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $3,247,788, which was $2,997,788 in excess of its required net capital of $250,000. The Company's net capital ratio was 0.10 to 1.

HighTower Securities, LLC

Statement of Financial Condition
December 31, 2010

Filed as PUBLIC information pursuant to Rule 17a-5(d)
under the Securities Exchange Act of 1934.